SECU 09058336 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66137

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DONEGAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 WALNUT STREET, SUITE 12
(No. and Street)

WELLESLEY HILLS (City) MA (State) 02481-2104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GIL MOREIRA 781-431-1003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PECK ASSOCIATES, P.C.
(Name – *if individual, state last, first, middle name*)

20 WALNUT STREET, SUITE 210 (Address) WELLESLEY HILLS (City) MA (State) 02481-2104 (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC 101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (6-02)

AB 3/16

OATH OR AFFIRMATION

I, GIL MOREIRA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DONEGAL SECURITIES, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

CCO

Title

2/25/09 Notary Public Norfolk Co.

KAREN L DAYTON
Notary Public
Commonwealth of Massachusetts
My Commission Expires May 03, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. **ATTACHED**
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DONEGAL SECURITIES, INC.

COMPUTATION OF 15c3-3 RESERVE REQUIREMENTS AND THE BROKER-DEALER'S CORRESPONDING UNAUDITED PART II FOCUS REPORT UNDER SEC RULE 17a-5(d)(4)

DECEMBER 31, 2008

We have determined that there is no material difference in the Audited Computation of Net Capital and Computation of 15c3-3 reserve requirements and Donegal Securities, Inc. corresponding Unaudited Part II FOCUS Report.

PECK
ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

DONEGAL SECURITIES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2008

20 Walnut Street, Suite 210 • Wellesley Hills, MA 02481-2104 • Tel: (781) 235-7517

DONEGAL SECURITIES, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

CONTENTS

PECK
ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

20 Walnut Street, Suite 210
Wellesley Hills, MA 02481-2104
PHONE: (781) 235-7517
FAX: (781) 235-3147

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Donegal Securities, Inc.
Wellesley, Massachusetts

We have audited the accompanying statement of financial condition of Donegal Securities, Inc. as of December 31, 2008, and the related statements of income, changes in stockholder's equity and changes in subordinated liabilities, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Donegal Securities, Inc. as of December 31, 2008 and the results of its operations and it's cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Peck Associates, P.C.

February 13, 2009

DONEGAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Current assets		
Cash		$ 40,960
Commissions receivable		125,000
		$ 165,960

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Commissions payable		$ 120,000
Income tax payable		456
Total liabilities		120,456
Stockholder's equity		
Common stock, no par value,		
Authorized 200,000 shares		
Issued and outstanding 10,000 shares	$ 1,000	
Additional paid-in capital	10,000	
Retained earnings	34,504	
Total stockholder's equity		45,504
		$ 165,960

The accompanying notes are an integral part of the financial statements.

DONEGAL SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:		
Commissions		$ 1,796,257
Expenses:		
Registered representative commissions	$ 1,737,942	
Broker-dealer registration fees	12,934	
Consulting fees	10,212	
Other expenses	12,839	
Total expenses		1,773,927
Income from operations		22,330
Other income:		
Interest income		1,654
Income before provision for income taxes		23,984
Provision for income taxes		456
Net income		$ 23,528

The accompanying notes are an integral part of the financial statements.

DONEGAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Capital Stock Common		Additional Paid-in	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
BALANCE, January 1, 2008	10,000	$ 1,000	$ 10,000	$ 110,976	$ 121,976
Net income	-	-	-	23,528	23,528
Additions	-	-	-	-	-
Distribution	-	-	-	(100,000)	(100,000)
BALANCE, December 31, 2008	10,000	$ 1,000	$ 10,000	$ 34,504	$ 45,504

The accompanying notes are an integral part of the financial statements.

DONEGAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008
INCREASE (DECREASE) IN CASH

Cash flows from operating activities		
Net income		$ 23,528
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in operating assets and liabilities		
(Increase) decrease in		
Commissions receivable	$ 16,260	
Increase (decrease) in		
Commissions payable	5,000	
Total adjustments		21,260
Net cash provided by operating activities		44,788
Cash flows from financing activities		
Distribution to shareholder		(100,000)
Net increase (decrease) in cash		(55,212)
Cash at beginning of year		96,172
Cash at end of year		$ 40,960

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

For the year ended December 31, 2008, operating activities included income taxes paid of $456.

The accompanying notes are an integral part of the financial statements.

Note 1. Summary of significant accounting policies

Nature of business

Donegal Securities, Inc. *(the Company)* is a closely held Massachusetts Corporation incorporated on June 4, 2003. The Company is a broker-dealer registered with the Securities and Exchange Commission (*SEC*) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a service organization primarily engaged in providing advice and other services with respect to employee retirement plans.

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of temporary cash investments and commission receivables.

The Company invests its cash in deposits with a local bank. The Company has not experienced any losses on its cash investments.

Concentrations of credit risk with respect to commission receivables are limited as the Company's principal customers consist of various mutual fund companies.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable

These amounts represent commissions from mutual funds based on assets under investment. The amounts due were received during January 2009.

Income taxes

The Company has elected under the Internal Revenue Code to be taxed as an S Corporation, which taxes shareholders on their proportionate share of the Company's taxable income. Therefore, no provision for income taxes has been included in these financial statements other than the minimum tax required for S Corporations under the Commonwealth of Massachusetts.

Note 2. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (*SEC Rule 15c3-1*), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had a net capital of $40,260 which was $32,230 in excess of its required net capital of $8,030. The Company's net capital ratio was 2.99 to 1. No material discrepancy exists between the computation of net capital for Donegal Securities, Inc for the Focus IIA report filed by Donegal Securities, Inc. for the year ended December 31, 2008 and the computation of net capital contained herein.

Note 3. Commitments and contingencies

Related party transactions

The majority of the commission and consulting fee income received by the Company is generated through the assets under management from clients of the Kraematon Group, Inc. of which the sole shareholder has 100% interest. In addition, the Company has an expense sharing agreement with this company.

The Company has a contract with its sole shareholder, a registered sales representative, which allows it to pay substantially all commissions and consulting fees received by the Corporation to the shareholder/registered representative after payment of regulatory expenses.

Note 4. Customer protection reserve requirement

The Company is exempt from the customer protection reserve requirement of SEC Rule 15c3-3 under clause K (2) (i).

SUPPLEMENTARY INFORMATION

PECK
ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

20 Walnut Street, Suite 210
Wellesley Hills, MA 02481-2104
PHONE: (781) 235-7517
FAX: (781) 235-3147

INDEPENDENT AUDITOR'S REPORT ON
SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
Donegal Securities, Inc.
Wellesley, Massachusetts

We have audited the accompanying financial statements of Donegal Securities, Inc. as of and for the year ended December 31, 2008, and have issued our report thereon dated February 13, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peck Associates, P.C.

February 13, 2009

DONEGAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2008

SCHEDULE I

Net capital		
Total stockholder's equity	$ 45,504	
Deductions and/or charges:		
Nonallowable assets (net)	(5,244)	
Net capital before haircuts on securities positions		$ 40,260
Haircuts on securities		-
Net capital		40,260
Minimum dollar net capital requirement		8,030
Excess net capital		$ 32,230
Excess net capital at 1,000%		$ 28,214
Aggregate indebtedness		$ 120,456
Percentage of aggregate indebtedness to net capital		299.20%

The accompanying notes are an integral part of the financial statements.

PECK
ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

20 Walnut Street, Suite 210
Wellesley Hills, MA 02481-2104
PHONE: (781) 235-7517
FAX: (781) 235-3147

SCHEDULE II

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Donegal Securities, Inc.
Wellesley, Massachusetts

In planning and performing our audit of the financial statements of Donegal Securities, Inc., as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control, including control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (*SEC*), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (*or aggregate debits*) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Peck Associates, P.C.

February 13, 2009